Ex21.2

Subsidiaries of Westar Energy, Inc. (1)

Name of Company	State of Incorporation

Kansas Gas and Electric Company (a)	Kansas

(1)  Certain subsidiaries of Westar Energy, Inc. have been omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K.

(a) Kansas Gas and Electric Company does business as Westar Energy.